SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 2, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
 registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the Ministry of Communications' decision with respect to the interconnect tariffs reduction hearing process

PARTNER COMMUNICATIONS ANNOUNCES THE
 MINISTRY OF COMMUNICATIONS' DECISION WITH
RESPECT TO THE INTERCONNECT TARIFFS
 REDUCTION HEARING PROCESS

ROSH HA'AYIN, Israel, September 2, 2010 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that following the Company's previous reports with respect to the hearing process conducted by the Ministry of Communications ("MOC") regarding the potential reduction of interconnect tariffs on the cellular network, the MOC has published today a press release regarding its decision with respect to the hearing process.

According to the MOC's press release, the interconnect tariffs payable to Israeli cellular operators by other Israeli telecommunications operators will be as follows:

●
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for the completion of a call on its cellular network will be reduced from the current tariff of NIS 0.251 per minute to NIS 0.0687 per minute effective January 1, 2011; to NIS 0.0634 per minute effective January 1, 2012; to 0.0591 per minute effective January 1, 2013; to NIS 0.0555 per minute effective January 1, 2014.

●
The maximum interconnect tariff payable by a telecommunications operator to a cellular operator for sending an SMS message to its cellular network will be reduced from the current tariff of NIS 0.0284 to NIS 0.0016 effective January 1, 2011; to NIS 0.0015 effective January 1, 2012; to NIS 0.0014 effective January 1, 2013; and to NIS 0.0013 effective January 1, 2014.

●
The tariffs do not include VAT and will be updated annually on January 1 of each year beginning January 1, 2011, as follows:

The tariffs will be linked to the Israeli Consumer Price Index ("CPI"), using the average annual CPI for the year 2009 (as defined by the Israeli Central Bureau of Statistics) as the basic CPI.

The tariffs will be adjusted in accordance with the royalty rate paid by cellular operators as set in the relevant regulations.

This information is based solely on the MOC'S press release. The Company has not yet received formal notification of the decision, which includes, inter alia, the grounds for the decision.

The monthly direct adverse affect of the reduction, without taking into consideration any mitigating steps and the possible significant indirect adverse affects (described in the Company's Press Release and immediate report on form 6-k dated June 24, 2010), is  estimated at approximately NIS 30-40 million on the Company's EBITDA and approximately NIS 20-30 million on the Company's net income.

The Company is considering its further legal options with regard to the decision.

For more information see the Company's Press Releases and immediate reports on form 6-k dated May 4, 2010, May 5, 2010, May 25, 2010 and June 24, 2010.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2009 Annual Report (20-F) filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il	Mr. Oded Degany V. P. Corporate Development, Regulation and IRO Tel: +972-54-7814151 Fax: +972-54 -7814161 E-mail: oded.degany@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: September 2, 2010